EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Supplementary Report - Class Action - D.B.S.

Further to the Company's immediate report of July 7, 2013 concerning a claim together with a class certification motion filed with the Central District Court against D.B.S. Satellite Services (1998) Ltd. and against Telecommunication Systems Ltd. (hereinafter together, the "Respondents"), on grounds that the Respondents had breached communication laws by allegedly advertising and promoting the interests of various commercial entities during their broadcasts over the years, the Company hereby provides notification that on May 22, 2014, a hearing was held on the certification motion, during which the Petitioners, at the Court's recommendation, sought to withdraw the certification motion. The Court ordered the filing of withdrawal affidavits by May 29, 2014, after which the court would vacate the certification motion.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.